Exhibit 1A-6G

VC MEDIA PARTNERS ENGAGEMENT LETTER

Mr. Terren Peizer

NeurMedix Inc.

11601 Wilshire Blvd, Suite 1100 Los Angeles, CA 90025

6/29/2017

Dear Terren,

This engagement letter confirms the understanding and agreement (the “Agreement”) between VC Media Partners, LLC (“VCMP” or the “Company”) and NeurMedix Inc. (“NeurMedix” or the “Client”) regarding the retention of VCMP as of June 15th, 2017 as its advisor for the purposes set forth herein.

Under this Agreement VCMP will provide various advisory services to NeurMedix. Such services will include, but not be limited to, services in connection with NeurMedix offering (“Offering”) to raise up to $50 million via Regulation A+.

The advisory services to be rendered by VCMP include, at NeurMedix’s request, the following:

1.    PHASE 1 SERVICES INCLUDED:

Phase 1 (Production & Market Test):

a)	In conjunction with outside Counsel Completion of NeurMedix filing(s) to SEC for approval(s) including those offering documents necessary for a qualified Regulation A+ Tier 2 filing with the SEC.
b)

In conjunction with outside Counsel Structure and advise NeurMedix with regard to terms of offering whereby selling shareholders of NeurMedix may sell shares directly (or borrow via a convertible promissory note) up to 30% of Offering in accordance with Regulation A+

c)	In conjunction with Auditor Audit overview and compliance
d)	Roadshow Tour to include Deck Creation / Print
e)	Securing retail and/or institutional brokerage firm(s) to underwrite offering inclusive of leading “Road Show” and negotiation of brokerage agreement(s).
f)	Produce Marketing materials; TV commercials, Infomercials, Digital Ads, PR and Email campaign ads g) Set-up featured Branded TV show on National Targeted TV Networks
h)	Create Intake Script & Intake Call Center Development and Management
i)	Train the Call Center / Broker House / Retail Broker-Dealer regarding intake
j)	Pre and Post-Production and Dub houses to ship creatives to TV stations & outlets
k)	INVESTNOW: SEC approved Web intake portal and Graphic Development for investment procurements
l)	Develop QC Department / Call Quality Control Management
m)	Develop Logistics, Inventory, Fulfillment, CRM, Database Management, Call Tracking, and Push Real- time Reporting
n)	Begin Testing the Waters: Launch Media Blitz to determine CPA and expected Campaign Raise Goal ETA

I.	2 Week National TV / Radio / PR / Digital Media Blitz

o)	Purchase media in various formats (radio, television, web, print, etc.) to execute national TV / Radio/ PR / Digital Campaign Media Push
p)	Track & Adjust and pace campaign to hit Campaign Raise Goal

2.    FEES FOR PHASE 1 SERVICES:

The fee and related Costs for Phase 1 of this Agreement is $250,000 (See Exhibit C)

If and when Client receives and accepts a minimum of Ten Million Dollars ($10,000,000) in gross proceeds from the Offering, in the Client’s sole discretion, the Client will grant the Company warrants to purchase up to One Million Dollars ($1,000,000) of NeurMedix common stock on such terms to be mutually agreed upon by the Client and the Company.

VCMP will use its best efforts to negotiate retail brokerage fees of no more than 7% of funds raised plus 2% “non-accountable” expenses.

Client will determine Media spends moving forward, in increments to be pre-approved in writing by Client and mutually agreed upon by Company and Client. It is projected that it will require a Maximum of 7% of monies raised to be spent on Media.

3.    PHASE 2 SERVICES INCLUDED:

Phase 2 (Full Rollout):

a)	Broker / Dealer Push to Market (Minimum Campaign Goals have been reached in this step)
b)	Track & Adjust and pace campaign to hit Campaign Raise Goal
c)	Continue Media Blitz based off proven CPA/CPC metrics to reach Campaign Raise Goal
I.	Ongoing Peak National TV / Radio / PR / Digital Campaign Media Push
II.	Broker / Dealer Continued Push to Market
d)	Monitor Daily Sales with Tracking, Reporting and QC feedback e) Realign Media Strategy with the CPA metrics
I.	Ongoing Peak National TV / Radio / PR / Digital Campaign Push
f)	Broker / Dealer Continue Push to Market

4.    FEES FOR PHASE 2 SERVICES:

Phase 2 estimated Costs will be determined after Phase 1 to maximize campaign raise goal. The parties agree that the costs, fees and expenses associated with Phase 2, as well as any additional services, fees or costs not otherwise described herein will be subject to good faith negotiation and prior written approval of Client.

5.    FEE PAYMENT SCHEDULE:

The Fees to be paid in advance and may be wired or direct deposited by Client into Company account in full or in accordance with the schedule below:

FEE PAYMENT SCHEDULE:	DUE Date

Phase 1:

Client shall pay the Company an initial deposit of $100,000 (the “Initial Deposit”) upon execution of this Agreement.  The parties agree that the Initial Deposit will be sufficient to pay for all costs, expenses, fees and services associated with all of the Phase 1 services described above and further described in Exhibit A, attached hereto, except for the actual media buys.  The Initial Deposit will also include any and all fees and charges by the Company for the Phase 1 services, including without limitation, any and all travel expenses and third-party expenses in performing the Phase 1 services and the development (and approval) of all media (i.e. web, email, print, radio, road shows, and television).  The Company agrees to promptly provide Client with the original receipts and invoices for any and all costs, expenses and fees to be paid for with the Initial Deposit, when and as such costs, expenses and fees are incurred and paid by the Company.

Client shall pay the Company a second payment of $150,000 (the “Second Payment”) upon completion and delivery of the Phase 1 services described above and further described in  Exhibit A, attached hereto.  The Second Payment shall be used solely for actual media buys, on such terms and conditions as pre-approved in writing by Client.

Phase 2: An additional payment will be made after the cost-per-call is measured and the Testing the Waters phase is complete. At Phase II we will enter final agreement to outline terms of engagement.	TBD, subject to prior written approval by Client.

6.    INDEPENDENT CONTRACTOR RELATIONSHIP. The Company understands that the Client is not authorized to act on behalf of the Client or to bind the Client as a result of their involvement with the Client as a consultant and independent contractor and agrees that the Company will not act as if it has any such authority. The Company will not act as an agent of Client nor shall the Company be deemed to be an employee of the Client. The Company’s relationship with the Client is that of an independent contractor, and nothing in this Agreement is intended to, or should be construed to, create a partnership, agency, joint venture or employee relationship for the purposes of any employee benefit program, unemployment benefits, or otherwise. The Company is solely responsible for, and will file, on a timely basis, all tax returns and payments required to be filed with, or made to, any federal, state or local tax authority with respect to the performance of services and receipt of fees under this Agreement. The Company is solely responsible for, and must maintain adequate records of, expenses incurred in the course of performing services under this Agreement. No part of the Company’s compensation will be subject to withholding by the Client for the payment of any social security, federal, state or any other employee payroll taxes. The Client will regularly report amounts paid to the Company by filing Form 1099-MISC or successor form with the Internal Revenue Service as required by law and/or make such other reports as deemed necessary or appropriate by the Client under applicable laws.

7.    INTELLECTUAL PROPERTY RIGHTS.

7.1 Disclosure and Assignment of Intellectual Property.

(a)     Intellectual Property. “Intellectual Property” means any and all art, publications, articles, discoveries, improvements, developments, inventions (whetheror not patentable) methods, processes, works of authorship and technologies and all related know-how, designs, trademarks, formulae,manufacturing techniques, trade secrets, ideas, artwork, software or other work, that the Company, solely or jointly with others, makes, conceives or reduces to practice within the scope of the Company’s work for the Client under this Agreement. The Company hereby acknowledges that it is “work made for hire” for the benefit of the Client and hereby assigns all right, title and interest of every kind and nature whatsoever in and to the Intellectual Property and the Intellectual Property shall be the sole and exclusive property of the Client. The Company shall disclose to the Client promptly after its conception all Intellectual Property.

(b)     Assistance. The Company agrees to assist the Client in any reasonable manner to obtain and enforce for the Client’s benefit any patents, copyrights and other property rights in any and all countries, with respect to any Intellectual Property, and the Company agrees to execute, when requested, patent, copyright or similar applications and assignments to the Client and any other lawful documents deemed necessary by the Client to carry out the purpose of this Agreement with respect thereto. If called upon to render assistance under this paragraph after the term of this Agreement, the Company will be entitled to a fair and reasonable fee in addition to reimbursement of authorized expenses incurred at the prior written request of the Client. In the event that the Client is unable for any reason to secure the Company’s signature to any document required to apply for or execute any patent, copyright or other applications with respect to any Intellectual Property (including, improvements, renewals, extensions, continuations, divisions or continuations-in-part thereof), after a written demand is made therefore upon the Company (which shall refer to the provisions of this paragraph), the Company hereby irrevocably designates and appoints the Client and its duly authorized officers and agents as the Company’s agents and attorneys-in-fact to act for and in the Company’s behalf and instead of the Company, to execute and file any such application and to do all other lawfully permitted acts to further the prosecution and issuance of patents, copyrights, mask works or other rights thereon with the same legal force and effect as if executed by the Company.

(c)     No Conflicting Obligation. The Company represents that the Company’s compliance with the terms of this Agreement and provision of Services hereunder will not violate any duty which the Company may have to any other person or entity (such as a present or former employer), and the Company agrees that the Company will not do anything in the performance of Services hereunder that would violate any such duty. The Company has disclosed and, during the term of this Agreement, will disclose to the Chief Executive Officer of the Client any conflicts between this Agreement and any other agreements binding the Company.

7.2 Confidential Information.

(a)     Definition of Confidential Information. “Confidential Information” as used in this Agreement shall mean any and all confidential and proprietary information of the Client including, without limitation, technical and non-technical information, techniques, sketches, drawings, models, inventions, know-how, processes, apparatus, equipment, algorithms, software programs, software source documents, and formulae related to the current, future and proposed products and services of the Client, its suppliers and customers, and information of the Client concerning research, experimental work, development, design details and specifications, engineering, financial information, procurement requirements, purchasing, manufacturing, customer lists, business forecasts, sales and merchandising and marketing plans and information. Confidential Information also includes proprietary or confidential information of any third party who may disclose such information to the Client or the Company in the course of the Client’s business.

(b)     Nondisclosure and Nonuse Obligations. The Company will use the Confidential Information solely to perform the Services for the benefit of the Client and for no other purpose, and the Company will not disclose the Confidential Information to any other person. The Company agrees that the Client shall treat all Confidential Information of the Client with the same degree of care as the Company accords to the Company’s own Confidential Information, and the Company represents that the Company exercises reasonable care to protect the Company’s own Confidential Information. The Company agrees to take all reasonable measures to protect the secrecy of and avoid disclosure or use of Confidential Information of the Client to prevent it from falling into the public domain or the possession of persons other than agents of the Client or persons to whom the Client consents to such disclosure. The Company will immediately give notice to the Client of any unauthorized use or disclosure by or through the Company, or of which the Company becomes aware, of the Confidential Information. The Company agrees to assist the Client in remedying any such unauthorized use or disclosure of the Confidential Information.

(c)     Exclusions from Nondisclosure and Nonuse Obligations. The Company’s obligations under Section 7.2(b) with respect to any portion of Confidential Information shall not apply to any information that (i) was in the public domain at or subsequent to the time it was communicated to the Company by the Client or a Client authorized person through no fault of the Company, (ii) was rightfully in the Company’s possession free of any obligation of confidence at or subsequent to the time it was communicated to the Company by the Client or a Client authorized person, (iii) was developed by employees or agents of the Company independently of and without reference to any information communicated to the Company by the Client or a Client authorized person, or (iv) is being disclosed by the Company in response to a valid order by a court or other governmental body, or otherwise as required by law.

(d)     Rights Granted. Nothing in this Agreement shall be construed as granting any rights under any patent, copyright or other intellectual property right of the Client, nor shall this Agreement grant the Company any rights in or to the Client’s Confidential Information, except the limited right to use the Confidential Information in connection with the Services.

(e)     Disclosure of Third Party Information. Neither party shall communicate any information to the other in violation of theproprietary rights of any third party.

7.3 Return of the Company’s Property. All materials (including, without limitation, documents, plans, drawings, models, sketches, designs and software programs) furnished to the Company by the Client, whether delivered to the Company by the Client or made by the Company in the performance of services under this Agreement (“Client Property”) are the sole and exclusive property of the Client. The Company agrees to promptly deliver the original and any copies of Client Property to the Client at any time upon the Client’s request. Upon termination of this Agreement by either party for any reason, the Company agrees to promptly deliver to the Client or destroy, at the Client’s option, the original and any copies of Client Property. The Company agrees to certify in writing that the Company has so returned or destroyed all such Client Property.

8.    TERMINATION. The parties agree that this Agreement may be terminated by either party upon thirty (30) days written notice for any reason. In the event this Agreement is terminated by either party pursuant to this Section 8.1, Client shall be responsible to pay for the services provided and completed by the Company up through the date of termination. In the event that the Company has been paid an amount in excess of the actual costs incurred by the Company as of the date of termination, then the Company agrees to immediately refund the balance of the monies paid by the Client which have not been used to pay for the actual costs incurred by the Company as of the date of termination. Following termination by either party, neither party to this Agreement shall have any further obligation to compensate the other party or to provide services to the other party.

9.    VENUE AND CHOICE OF LAW. Any dispute related to this Agreement shall be subject to alternative dispute resolution and/or litigation in the State of California, Los Angeles County. The laws of the State of California shall be applied to all disputes related to this Agreement.

10.  EFFECTIVE DATE. This Agreement will take effect on Companies receipt of a copy executed by Client as described above.

11. ENTIRE AGREEMENT; AMENDMENT. Client acknowledges that client has read, and understands this entire Agreement. Client further acknowledges that this document contains the entire agreement between the parties and it shall supersede any representations or promises not set forth herein. This Agreement may not be modified except in a writing executed by Company and Client.

12. FORCE MAJEURE. In the event that either party to this Agreement is unable to perform its obligations hereunder or to enjoy any of its benefits because of substantial damage or destruction to the venue or organization due to any cause, a natural disaster, or action or decree of governmental body with appropriate jurisdiction (hereinafter referred to as a “Force Majeure Event”), the party that has been so affected shall immediately give notice to the other party of such fact and shall do everything possible to resume its performance. If the party is unable to perform, the party that received such notice may terminate this Agreement by giving notice thereof to the party unable to perform because of such Force Majeure Event.

13.    INDEMNIFICATION. Each party hereto shall indemnify and hold the others (hereinafter the “indemnified parties”) harmless from any and all losses, claims, actions, damages, and expenses arising out of or resulting from every act or omission of the indemnifying party or any of its officers or employees under this Agreement. In the event that any suit based upon any such loss, claim, action, damage, or expense is brought against the indemnified parties, the indemnifying party, upon notice of the commencement thereof, shall defend the same at its sole cost and expense; and if final judgment be adverse to the indemnified parties or the indemnified parties and the indemnifying party, jointly the indemnifying party shall promptly satisfy the same.

14. ALTERNATIVE DISPUTE RESOLUTION. Mindful of the high cost of litigation, not only in dollars, but also in time and energy, the parties intend to and do hereby establish the following out-of-court alternate dispute resolution procedure to be followed in the event any controversy or dispute should arise out of, or relating to this contract or relating to any change orders or other changes or addendums to this contract. If a dispute develops between the parties to this contract, they will submit to mediation to address any controversy or claim arising out of, or relating to this contract or relating to any change orders or other changes or addendums to this contract. Prior to the beginning of the mediation process, the parties may agree that if there is one or more disputed items that remain unresolved at the end of the mediation, the parties will proceed with binding mediation where the mediator will render a final and binding decision on those unresolved items, or the parties may elect to submit the remaining unresolved items to a med-arb procedure where a new and separate binding arbitration session will be scheduled to settle any unresolved issues remaining after the mediation session has been concluded. The parties must mutually agree to utilize binding mediation or arbitration or the parties will be bound only to participate in the mediation process. The mediation and/or arbitration shall be conducted by and according to the Mediation and/or Arbitration Rules and Procedures of JAMS. Both parties shall share the cost of the dispute resolution process equally up to and including the mediation settlement agreement or arbitration award although personal attorneys and witnesses or specialists are the direct responsibility of each party and their fees and expenses shall be the responsibility of the individual parties. As part of the decision of the mediator in binding mediation or as part of the Arbitration Award, the mediator or arbitrator shall award the prevailing party reasonable attorney’s fees and reasonable expenses in any manner in which the mediator or arbitrator feels is fair and equitable to the parties. The mediation sagreement and/or arbitration award shall be binding on the parties and shall be enforceable in any court of competent jurisdiction.

15. ASSIGNMENTS. No assignment of the rights associated with the sponsorship herewith and otherwise granted herein shall be effective without the prior written approval of the Client.

16. NOTICES. Any notice or communication to be given by one party to the other under this Agreement must be in writing; and if given by registered or certified mail, such notice or communication shall be deemed to have been given and received when a registered or certified letter containing such notice or communication, properly addressed, with postage prepaid, is deposited in the United States mail, but if given otherwise than by registered or certified mail, it shall be deemed to have been given when received by the party to whom it is addressed. Such notices or communications shall be delivered or sent to the addresses each party specifies in writing upon execution of this Agreement.

17. SEVERABILITY. Should any provisions of this Agreement be held by a court of law to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby.

18. WAIVER. No waiver or modification of this Agreement shall be valid unless in writing and signed by the parties to this Agreement.

19. COUNTERPARTS. This Agreement may be signed in any number of counterparts, each of which shall be an original, but all of which, taken together, shall constitute one agreement.

20. ATTORNEYS’ FEES. In case of any action or proceeding to compel compliance with, or for a breach of, any of the terms and conditions of this Agreement, the prevailing party shall be entitled to recover from the losing party all costs of such action or proceeding, including, but not limited to, reasonable attorneys’ fees.

21. TIME OF THE ESSENCE. The parties agree that time is of the essence with respect to the performance of this Agreement.

22. FURTHER ASSURANCES. The parties agree to execute and cause to be delivered to each other such instruments and other documents, and shall take such other actions, as each may reasonably request for the purpose of carrying out the transactions contemplated by this Agreement.

NOTICE TO CLIENT

Do not sign and initial this Agreement before you read it. This is a legally binding contract. You are encouraged to seek the advice of independent counsel with regard to the terms and conditions of this Agreement. Your signature below indicates that you have sought such advice or that you are waiving your right to do so.

If required, we can also send a campaign memo to you every week/month/quarter which details campaign progress.

If you agree that the foregoing fairly sets out your understanding of our mutual responsibilities, please sign a copy of this agreement in the space indicated below.

SIGNATURES

For: NEURMEDIX, INC.

By:	/s/ Terren Peizer	Dated:	June, 29th 2017

Name:	Terren Peizer

Title:	Managing Member

For: VC Media Partners, LLC

By:	/s/ Carl Dawson	Dated:	June 29, 2017

Name:	Carl Dawson

Title:	Managing Partner

Appendix A

(“NeurMedix Inc) agrees to retain own ("Attorney”) for the following legal matter:

Offering Documents (“Offering Documents”) and legal services necessary for a qualified Regulation A+

Tier 2 filing with the SEC.

SERVICES NOT PROVIDED BY VCMP:

•	Formation of a new company (if necessary)
•	File necessary documents with the Secretary of State
•	Enlisting services of registered agent
•	Draft Multi-Member Operating Agreement or Bylaws
•	Any other agreement between the Company and its members or shareholders, appropriately addressed in the Operating Agreement or Bylaws
•	Drafting of the Form 1-A allowing an offering amount of up to $50,000,000 (“Maximum Offering Amount”)
•	Consultation with Client about securities rules, regulations, and disclosure obligations
•	Subscription Agreement complying with Regulation A and containing necessary representations and warranties
•	Customized Risk Factors
•	Draft and File Securities Filings with SEC
•	Answer of all and any comments from the SEC until qualification is granted.
•	Review and filing of all testing the waters advertising and post qualification advertising.
•	Introduction to and communication with other required professionals including transfer agent and auditor.
•	Litigation services of any kind, whether in court, arbitration, administrative hearings, or government agency hearings.

Exhibit A

PHASE 1 SERVICES TIMELINE

TIMELINE, EXECUTION AND EVENTS SCHEDULE: (Information below are best estimates only. * No guarantees)

Description	Start Date	End Date	Approximate Duration
Phase 1 Services: First Payment Due pursuant to terms of the Agreement to which this Exhibit is attached.	June 15th 2017
Reg A Filing (Refiling) / SEC Completion & Audit overview	June 15th 2017	SEC-dependent	SEC-dependent
Secure Retail Broker – Dealer(s)	June 15th 2017	June 2017	15 days
Roadshow Tour / Deck Development / Print	June 15th 2017	June 2017	10 days
Present Media Concept & Script for approval	June 15th 2017	June 2017	5 days
Test the Waters Set up Page	June 20th 2017	June 2017	5 Days
Media Production (TV, Radio, PR, Digital)	June 20th 2017	June 2017	15 Days
Develop Logistics; Dashboard, Database Management, API Push Reporting, Intake scripts	June 20th 2017	June 2017	10 days
Train; Call Center, Brokers-Dealers, QC, etc.	June 30th 2017	July 2017	10 days
Align (TV, Radio, PR, Digital) Media outlets & Send out Media Traffic (On SEC Approval)	July 2017		Ongoing
Launch All Media, determine Proven CPA/CPC metrics to reach Campaign Raise Goal.	July 2017	July 2017	30 days
Phase 2 Services: Roll into Phase 2 to reach Campaign Raise Goal	On SEC Approval		Ongoing
Phase 2 Services: Second Payment Due	On SEC Approval
*Expected First Monies In	On SEC Approval		15 days
*Minimum Raise Goal Target in: $10million	On SEC Approval		30 days
*Acuitas Group Holdings, LLC Procurement of convertible promissory note up to 30% of Offering in accordance with Regulation A	On SEC Approval		30 days
*Raise Goal Target: up to $50million Reg A	On SEC Approval		6 months

Exhibit A

PHASE 1 SERVICES TIMELINE RELATED TO Investment Banking (first 60 days)

TIMELINE, EXECUTION AND EVENTS SCHEDULE: (Information below are best estimates only. * No guarantees)

Description	Start Date	End Date	Approximate Duration
Review current Reg A Filing and provide comments to management	June 15th 2017
Assist management and counsel, and if required, lead revision of Reg A Filing for submission	June 15th 2017	SEC-dependent	SEC-dependent
Develop list of primary brokerage firms to interview based on retail reach and familiarity and success with Bio-technology raises	June 15th 2017	June 2017	7 days
Prepare BD “Roadshow” Documentation including peer analysis and power point presentation	June 15th 2017	June 2017	7 days
Interview brokerage firms	June 15th 2017	June 2017	15 days
Negotiate and sign underwriting agreements	June 20th 2017	June 2017	5 Days
Assist in the creation and development of all media	June 20th 2017	June 2017	15 Days
Assist in the development and creation of all quality control, call center scripts and other to make sure they conform with financial regulations	June 30th 2017	July 2017	10 days
Work with underwriters to prepare retail and institutional presentations – coordinate fund raise between media and underwriters	July 2017		10 days
Finalize Reg A filings with regulatory agencies			Ongoing
Prepare TEST THE WATERS website and other related documentation

Exhibit A

PHASE 1 SERVICES - Media, Production, & Development Spend

TIMELINE, EXECUTION AND EVENTS SCHEDULE: (Information below are best estimates only. * No guarantees)

Client has final approval of all Media, Production, Scripts, Publications, etc. Media times & schedules will be provided when possible.

Copies of all Publications (including Digital, PR & Email Alerts) will be provided.

Description	Projected Cost	Approximate Duration
Roadshow Deck Design Development / Printed Handouts	$5000	10 days
Copy / Script writer (Targeted)	$5000	4 days
Test the Waters Set up Page	$5000	5 Days
Media Production (TV 30sec, TV 60sec, TV 30min, Radio 30sec, Radio 60sec, PR, Digital, Email Alerts)	$30,000	15 Days
Develop Logistics; Dashboard, Database Management, API Push Reporting, Intake scripts	$5000	10 days
Call Center set up & train	$5000	10 days
QC hire & set up. Brokers-Dealers Call Transfer Training	$5000	10 days
TV, Radio, PR, Digital; Media Trafficking; Shipping, Tagging, Closed Caption, etc.	$10,000	Ongoing
Launch TV, determine Proven CPA/CPC metrics to reach Campaign Raise Goal.	$50,000	14 - 30 days
Launch Radio, determine Proven CPA/CPC metrics to reach Campaign Raise Goal.	$50,000	14 - 30 days
Launch Digital, determine Proven CPA/CPC metrics to reach Campaign Raise Goal.	$25,000	14 - 30 days
Launch PR (Breaking News Email, Articles), determine Proven CPA/CPC metrics to reach Campaign Raise Goal.	$25,000	14 - 30 days
Phase 2 Services: Roll into Phase 2 to reach Campaign Raise Goal	TBD	Ongoing
*Raise Goal Target: up to $50million Reg A	TBD	Ongoing

*Media Demo Below

Radio Media Demo

Avid watchers of programming such as CNBC and Fox Business News and publications like The Wall Street Journal, Bloomberg, Investor’s Business Daily, Barron’s, Fortune Magazine, Forbes Magazine, Kiplinger’s Magazine, Morning Star Publications, Money Magazine and Financial Newsletters including those published by Agora, Money Map Press, Porter Stansberry, Sovereign Society, InvestorPlace, Value Line, Zacks, Motley Fool, and other financial advisories.

PR Media Demo

The Finance Email Alerts List & Related Publications is one of the most powerful opt-in lists for consumers seeking information on stocks, bonds, personal finance, and investments.

List & placement is highly responsive to stock investor relation offers, mutual fund, financial advisory, ETFs, REITs, options, hedge funds as well as health, charitable and lifestyle offers.

Key Demographics:

•     60% male, 40% female

•     65% 45 years or older

•     63% responds to Money news advertisements

•     84% homeowners

•     26% own a small business

•     75% investors who invest in stocks, bonds, ETFS, mutual funds

•     21% invest in gold and precious metals

•     86% donated to charitable and political causes

•     30% spent more than $1000 online in past 12 months

•     17% net worth $1 million plus

Exhibit B

Company Wire Transfer Instructions

VC Media Partners, LLC - Wiring / ACH Payments To:
Bank Name & Address: Wells Fargo 420 Montgomery San Francisco, CA 94104	Wire Routing #: 121000248 ACH Routing #: 122000247 Account #: 5320011637 SWIFT Code: WFBIUS6S	Contact Info: Kevin Barnett kevin.barnett@vcmediapartners.com